Exhibit 97.1

ENTERPRISE PRODUCTS PARTNERS L.P.
POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION
Adopted: November 8, 2023
Effective Date: October 2, 2023
Introduction
The Board of Directors (the “Board”) of Enterprise Products Holdings LLC, the general partner (the “General Partner”) of Enterprise Products Partners L.P. (the “Partnership”), has adopted this Policy on Recoupment of Incentive Compensation (this “Policy”).  This Policy is intended to comply with the requirements of Securities and Exchange Commission (“SEC”) rules and New York Stock Exchange (“NYSE”) listing standards implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).
Administration; Amendments
This Policy shall be administered by either the Board or, if applicable, a committee of the Board delegated authority with respect to the Policy (as applicable, the “Committee”); provided, any determination by the Committee under this Policy that recovery would be impracticable shall be made by a majority of the independent directors serving on the Board.  The Board or the applicable Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration and application of this Policy, in all cases consistent with the Dodd-Frank Act and applicable rules of the SEC and the NYSE Listing Standards.  Such determinations include the manner of enforcement and recovery pursuant to this Policy in any manner determined by the Board or the Committee.  Such determinations regarding the administration and application of this Policy shall be made by the Board or the Committee in its sole discretion, exercising its business judgment, and all such determinations shall be final and binding, including on all affected individuals.   Either the Board or any applicable Committee may amend or change the terms of this Policy at any time for any reason, including as required to comply with Section 10D under the Exchange Act or other rules of the SEC and the NYSE implementing Section 954 of the Dodd-Frank Act.
Covered Executive Officers
This Policy applies to any current or former Executive Officer (as defined below) of the Partnership in accordance with Section 10D under the Exchange Act (as defined below) during the  three completed fiscal years immediately preceding the date on which the Partnership is required to prepare the Restatement (as defined below), as determined in accordance with this Policy (the “Recovery Period”).  This Policy shall include all Incentive-Based Compensation received by an Executive Officer during the Recovery Period: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; and (iii) while the Partnership has a class of securities listed on a national securities exchange or national securities association.1

1 Footnote 160 of Final Rule 10D-1 provides clarifications with respect to Rule 10D-1(b)(1)(i)(A) and (B) that: “an award of incentive-based compensation granted to an individual before the individual becomes an executive officer will be subject to the recovery policy, so long as the incentive-based compensation was received by the individual at any time during the performance period after beginning service as an executive officer.”

Recoupment upon Restatement
Restatement Recovery.  The Board or the Committee shall require, except as otherwise provided herein, to the extent legally permitted, the return, repayment or forfeiture of any Incentive-Based Compensation (as defined below) made or granted to any current or former Executive Officer of the Partnership in accordance with Section 10D under the Exchange Act, which shall include any Incentive-Based Compensation received during the Recovery Period in the event that the Partnership is required to prepare a restatement of its financial statements due to material noncompliance of the Partnership with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), if:
1.
the payment or award was made or granted based wholly or in part upon the attainment of a Partnership financial reporting measure (including, without limitation, (a) any measure that is determined and presented in accordance with the accounting principles used in preparing the Partnership’s financial statements, and/or (b) any measure that is derived wholly or in part from such measure, and for the avoidance of doubt, including Partnership common unit price or Partnership total unitholder return); and

2.	a lower payment or award would have been made or granted to the Executive Officer based upon the restated financial results had there not been a Restatement.
The date on which the Partnership is required to prepare a Restatement is the earlier to occur of (A) the date the Board or the Committee (or authorized officers of the Partnership if Board action is not required) concludes, or reasonably should have concluded, that the Partnership is required to prepare a Restatement or (B) the date a court, regulator, or other legally authorized body directs the Partnership to prepare a Restatement.
For the avoidance of doubt, a restatement of the Partnership’s financial statements due to a change in accounting policies or principles shall not be deemed a “Restatement” for purposes of this Policy.

Compensation Subject to Recovery.  The amount of Incentive-Based Compensation required to be returned, repaid or forfeited shall be the amount by which the Executive Officer’s payment or award for the relevant Recovery Period exceeded the lower payment or award that would have been made or granted based on the restated financial results, but in no event will such amount required to be returned, repaid or forfeited exceed the total amount of such Executive Officer’s payment or award for the relevant Recovery Period.  For this purpose, Incentive-Based Compensation (i) is considered to have been received by an Executive Officer in the fiscal year during which the applicable financial reporting measure was attained or purportedly attained, regardless of when the payment or grant of such Incentive-Based Compensation occurs and (ii) shall be calculated without regard to any taxes paid or withheld.  If the Board or the Committee cannot determine the amount of excess incentive compensation received by the Executive Officer directly from the information in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement.  For Incentive-Based Compensation based on the Partnership’s common unit price or the Partnership’s total unitholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, then the Board or the Committee shall determine the amount to be recovered based on a reasonable estimate of the effect of the Restatement on the Partnership’s common unit price or the Partnership’s total unitholder return upon which the Incentive-Based Compensation was received and the Partnership shall document the determination of that reasonable estimate and provide it to the NYSE.
Enforcement.  The Partnership may use any legal or equitable remedies that are available to the Partnership to recoup any erroneously awarded Incentive-Based Compensation, including, subject to applicable law, by requiring the Executive Officer to repay such amount to the Partnership, by set-off, by cancelling outstanding equity-based awards or by such other means or combination of means as the Board or the Committee determines to be appropriate.
Exceptions.  The Board (by a majority of the independent directors serving on the Board) may determine not to seek recovery from an Executive Officer in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (A) the direct expense paid to a third party to assist in enforcing recovery would exceed the recoverable amount (after having made a reasonable attempt to recover the erroneously awarded Incentive-Based Compensation and providing corresponding documentation of such attempt to the NYSE), (B) recovery would violate the home country law that was in effect prior to November 28, 2022, as determined by an opinion of counsel licensed in the applicable jurisdiction that is provided to the NYSE, or (C) recovery would likely cause the Partnership’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.
No-Fault Recovery.  Recoupment under this Policy shall be required regardless of whether the Executive Officer or any other person was at fault or responsible for accounting errors that contributed to the need for the Restatement or engaged in any misconduct.
Certain Definitions.  For purposes of this Policy, the following terms shall have the meanings ascribed below:
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executive Officer” has the meaning of “executive officer” as defined in Rule 10D-1 under the Exchange Act.2
“Financial Reporting Measure” has the meaning of “financial reporting measure” as defined in Rule 10D-1 under the Exchange Act.3
“Incentive-Based Compensation” has the meaning of “incentive-based compensation” as defined in Rule 10D-1 under the Exchange Act.4
Disclosures
This Policy shall be filed as an exhibit with the Partnership’s annual report on Form 10-K to the extent required by and in accordance with the SEC’s requirements. The Partnership will disclose any recovery of compensation pursuant to this Policy as required by the rules of the SEC, as required by the NYSE Listing Standards, and in such additional circumstances as deemed appropriate by the Partnership.
Successors
This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, executors, administrators, and other legal representatives.
No Indemnification or Reimbursement
The Partnership shall not indemnify any Executive Officers to cover any losses incurred by such Executive Officers under this Policy, and any purported indemnification shall be null and void ab initio.  The Partnership shall not pay or reimburse the premium for any insurance policy to cover any losses incurred by any Executive Officers under this Policy.

2 As of the Effective Date, “executive officer” as defined under the Rule 10D-1 under the Exchange Act includes the president, principal financial officer, principal accounting officer (or, if none, the controller), any vice-president in charge of a principal business unit, division or function, and any other person who performs significant policy-making functions for the Partnership, which may include officers of the General Partner, the Partnership or their subsidiaries.
3 As of the Effective Date, “financial reporting measure” as defined under the Rule 10D-1 under the Exchange Act includes measures determined and presented in accordance with accounting principles used in preparing the Partnership’s financial statements, non-GAAP measures, and other measures, metrics and ratios. Financial Reporting Measures may include measures not presented directly in the Partnership’s financial statements or filings with the SEC.
4 As of the Effective Date, “incentive-based compensation” as defined under the Rule 10D-1 under the Exchange Act includes any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure.  Compensation that is granted, vests or is earned based solely upon the occurrence of non-financial events, such as base salary, restricted units or options with time-based vesting, or a bonus awarded solely at the discretion of the Board, in each case not in part based on the attainment of any Financial Reporting Measure performance goal, is not subject to this Policy.

Other Remedies Not Precluded
The exercise by the Board or the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights or remedies that the Partnership, the General Partner or their affiliates, or the Board or the Committee, may have with respect to any Executive Officers subject to this Policy.
In addition, this Policy includes restatement-related clawbacks required under the Dodd-Frank Act and Rule 10D-1 under the Exchange Act, and does not limit any other remedies relating to misconduct that are addressed separately in other policies, plans or agreements with Executive Officers or other employees.
Governing Law
The validity, construction and effect of this Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflict of laws principles.
Effective Date
This Policy has been adopted by the Board effective as of the Effective Date set forth above, and shall apply to any Incentive-Based Compensation that is either (i) received by an Executive Officer based wholly or in part upon the attainment of any Financial Reporting Measure for any fiscal period ending on or after October 2, 2023 or (ii) granted, earned or vested on or after on or after October 2, 2023.

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